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                                                FILED PURSUANT TO RULE 424(b)(3)
                                           REGISTRATION STATEMENT NO. 333-131184

                        RAPTOR NETWORKS TECHNOLOGY, INC.

                 PROSPECTUS SUPPLEMENT NO. 1 DATED JULY 31, 2006
                        TO PROSPECTUS DATED JUNE 16, 2006

         The prospectus of Raptor Networks Technology, Inc. (the "Company," "we," "us," "our") dated June 16, 2006 is supplemented to include the following new or updated information:

CONVERTIBLE NOTE FINANCING
--------------------------

         On July 30, 2006, we entered into a Securities Purchase Agreement, and, on July 31, 2006, a series of related agreements, with certain institutional accredited investors listed on the schedule of buyers to the Securities Purchase Agreement (a copy of which is attached as Exhibit 10.1 to our Current Report on Form 8-K filed with the Securities and Exchange Commission ("SEC") on July 31,
2006) (individually, an "Investor" and collectively, the "Investors"), in connection with a private placement transaction providing for, among other things, our issuance of Senior Convertible Notes (the "Notes") for aggregate gross proceeds to us of $5 million and warrants to purchase up to 24,460,726 shares of our $0.001 par value per share common stock. The agreements include a Securities Purchase Agreement, Notes, Series L Warrants and Series M Warrants to Purchase common stock (the Series L Warrants and the Series M Warrants are, collectively, the "Warrants"), a Registration Rights Agreement, and various ancillary certificates, disclosure schedules and exhibits, each, except for the Securities Purchase Agreement, dated July 31, 2006. The following is a brief summary of each of those agreements. These summaries are not complete, and are qualified in their entirety by reference to the full text of the agreements, each of which is attached as an exhibit to our Current Report on Form 8-K filed with the SEC on July 31, 2006. You should review those agreements for a complete understanding of the terms and conditions associated with this transaction.

         Securities Purchase Agreement
         -----------------------------

         The Securities Purchase Agreement provides for the purchase by the Investors and the sale by us of Notes in the aggregate principal amount of $5 million and Series L Warrants and Series M Warrants to purchase our common stock. The Securities Purchase Agreement contains representations and warranties made by us and by the Investors which are typical for transactions of this type. The representations and warranties made by us in the Securities Purchase Agreement are qualified by reference to certain exceptions contained in disclosure schedules delivered to the Investors. As a result, the representations and warranties contained in the Securities Purchase Agreement should not be relied upon by others who have not reviewed those disclosure schedules and the documentation surrounding the transaction as a whole.

         The Securities Purchase Agreement contains commitments by us that we will not engage in certain activities which are typical for transactions of this type, as well as the following covenants:

         o We will use the estimated net proceeds approximately as follows:

                           Pay down of debt                          $ 1,200,000

                           Funding of operations                     $ 2,000,000

                           Capital expenditures                        $ 500,000

                           Working capital                           $ 1,000,000




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         o        We will not, while the Notes are outstanding, directly or
                  indirectly redeem or pay any cash dividend or distribution on our common stock, without the consent of the holders of the Notes.

         o We will not issue any additional Notes or any form of convertible, exchangeable or exercisable securities with a price that varies or may vary with the market price of our common stock, and we will not conduct any securities offerings until:

                  o our stockholders approve an increase in our authorized level of common stock from 110,000,000 shares to at least 150,000,000 shares; and

                  o the Registration Statement (as defined below) is declared effective by the SEC.

         o We will not file any registration statements, other than the Registration Statement, with the SEC within 120 business days following the date the Registration Statement is declared effective by the SEC.

         o We will not conduct any other securities offerings or be party to any solicitations, negotiations or discussion regarding any other securities offering within 120 business days following the date the Registration Statement is declared effective by the SEC.

         o        We will offer to the Investors, until the later to occur of
                  (i) July 31, 2008 or (ii) the date on which none of the Notes are outstanding, the opportunity to participate in any of our subsequent securities offerings.

         o We will seek stockholder approval to increase our authorized level of common stock from 110,000,000 shares to at least 150,000,000 shares and if, despite our best efforts, stockholder approval is not obtained on or before April 30, 2007, we will continue to seek stockholder approval every six months thereafter until such stockholder approval is obtained; provided that if our board of directors does not recommend that our stockholders approve the increase in authorized common stock and stockholder approval is not obtained, we will seek stockholder approval every three months after that until the Notes are no longer outstanding or until stockholder approval is obtained.

         o If our common stock is listed on a market other than the OTC Bulletin Board and the issuance of the shares underlying the Notes and Warrants would exceed the number of shares of our common stock we may issue under the rules and regulation of such other market, then we will seek stockholder approval as required by such other market to permit the listing of all of the shares underlying the Notes and Warrants within 75 days and if, despite our best efforts, stockholder approval is not obtained, continue to seek stockholder approval every six months thereafter until such stockholder approval is obtained or the Notes are no longer outstanding.

         The Securities Purchase Agreement also obligates us to indemnify the Investors and other holders of the securities issued to them for certain losses resulting from (1) any misrepresentation or breach of any representation or warranty made by us, (2) any breach of any of our obligations, and (3) certain claims by others.




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         Senior Convertible Note
         -----------------------

         The Notes have an aggregate principal amount of $5 million and are convertible into shares of our common stock at an initial conversion price of $0.43948 per share, subject to adjustment as described below (the "Conversion Price"). The Notes mature two years from the closing date (the "Maturity Date"), subject to the right of the Investors to extend the date for the payment of any installment of principal (as described below). The Notes bear interest at the rate of 9.25% per annum, which rate may be adjusted to 7.0% per annum at the beginning of each quarter beginning with the quarter ended September 30, 2006 if certain conditions are satisfied. The interest rate is increased to 15% upon the occurrence of an event of default (as described below).

         REPAYMENT OF PRINCIPAL

         The principal amount of the Notes is to be repaid beginning on the earlier of (i) the first day of the month following the month the Registration Statement is declared effective by the Commission and (ii) November 30, 2006, and, thereafter, the first day of each calendar month. The amount of each payment shall be equal to the quotient of (a) the aggregate outstanding principal of the Notes divided by (b) the number of months until the Maturity Date. Such principal payments shall be paid in shares of our common stock (subject to the satisfaction of certain conditions) or, at our option, in cash or a combination of cash and shares of common stock.

         When we use common stock to make a principal payment, we shall deliver shares to the Investors the day after the principal payment due date in an amount equal to the principal payment amount divided by the lower of the Conversion Price or a 10.0% discount to the volume weighted average price of our common stock for the five days preceding the payment date; provided that the discount will be reduced to 7.5% if the volume weighted average price for the 20 previous trading days is above $1.00 per share ("First Calculation"). After 20 trading days has elapsed from the principal due date, the amount of principal paid in common stock will then be divided by the lower of the Conversion Price or a 10.0% discount to the volume weighted average price of our common stock for the 20 days after the principal payment date; provided that the discount will be reduced to 7.5% if the volume weighted average price for the 20 previous trading days is above $1.00 per share ("Second Calculation"). If the Second Calculation results in a larger number than the First Calculation, the Investors shall be issued additional shares to cover the difference between the Second Calculation and the First Calculation. If the Second Calculation is less than the First Calculation, the outstanding principal amount of the Note will be reduced.

         Subject to our right to require the Investors to convert all or a portion of the Notes, which is discussed below, the Investor may, upon notice to us, elect to defer payments for a period of up to two years from the date such installment was originally due.

         PAYMENT OF INTEREST

         Interest on the Notes is payable quarterly and may, at our option, if certain conditions are satisfied, be paid by the issuance of common stock. Any shares of common stock used to pay interest will be valued at 90.0% of the arithmetic average of the weighted average price of the common stock for the five trading days preceding the interest payment date; provided that the shares of common stock used to pay interest will be valued at 92.5% if the volume weighted average price for the 20 previous trading days is above $1.00 per share.

         CONVERSION

         The Notes are convertible at the option of the holders into shares of our common stock at an initial Conversion Price of $0.43948 per share, subject to adjustment for stock splits, combinations or similar events. The Conversion Price is also subject to a "full ratchet" anti-dilution adjustment which, in the event that we issue or are deemed to have issued certain securities at a price lower than the then applicable Conversion Price, immediately reduces the Conversion Price to equal the price at which we issue or are deemed to have issued our common stock.

         Subject to certain conditions, we may require the Investors to convert up to 50%, subject to certain limitations, or 100%, of the Notes after the SEC has declared effective the Registration Statement at any time when the shares of our common stock are trading at or above 150% of the initial Conversion Price in the case of a conversion of up to 50% of the Notes or at or above 175% of the initial Conversion Price in the case of a conversion of up to 100% of the Notes (a "Mandatory Conversion"). The Notes contain certain limitations on optional and mandatory conversion. For example, they provide that no conversion may be made if, after giving effect to the conversion, the Investor would own in excess of 4.99% of our outstanding shares of common stock. This percentage may, however, be increased, up to 9.99%, at the option of the Investor, upon sixty days prior notice to us.

         The Notes impose penalties on us for any failure to deliver any shares of common stock issuable upon conversion.

         EVENTS OF DEFAULT

         The Notes contain a variety of events of default which are typical for transactions of this type, as well as the following events:

         o The failure of the Registration Statement to be declared effective by the SEC within 60 days after the date required by the Registration Rights Agreement or the lapse or unavailability of the Registration Statement for more than 10 consecutive days or more than an aggregate of 30 days in any 365-day period (other than allowable grace periods under the Registration Rights Agreement).

         o The suspension from trading or failure of our common stock to be listed for trading on the OTC Bulletin Board or another eligible market for more than 5 consecutive trading days or more than an aggregate of 10 trading days in any 365-day period.

         o The failure to issue shares upon conversion of a Note for more than 10 business days after the relevant conversion date or a notice of our intention not to comply with a request for conversion.

         o The failure for 10 consecutive business days to have reserved for issuance the full number of shares issuable upon conversion in accordance with the terms of the Notes.

         If there is an event of default, then the Investors have the right to redeem all or any portion of the Notes, at the greater of (i) up to 125% of the sum of the outstanding principal, interest and late fees, depending on the nature of the default, and (ii) the product of (a) the lower of (1) the closing sale price for our common stock on the date immediately preceding the event of default, (2) the closing sale price for our common stock on the date immediately after the event of default and (3) the closing sale price for our common stock on the date an Investor delivers its redemption notice for such event of default, multiplied by (b) 130% of the number of shares into which the Notes (including all principal, interest and late fees) may be converted.

         FUNDAMENTAL TRANSACTIONS

         The Notes prohibit us from entering into certain transactions involving a change of control, unless the successor entity is a public company and it assumes in writing all of our obligations under the Notes and the other transaction documents.

         In the event of such a transaction, the Investors have the right to force redemption of the Notes, at the greater of (i) 150% of the sum of the principal and interest and late fees, and (ii) the product of (x) 130% of the sum of the amount of principal, interest and late fees to be redeemed and (y) the quotient determined by dividing (A) the closing sale price of our common stock after the announcement of a change of control by (B) the conversion price; provided, however, that if the change in control consideration exceeds 200% of the conversion price then in effect, then the 130% premium will be reduced to 120%.

         CONVERSION AND REDEMPTION

         At any time on or after November 30, 2006, the Investors may accelerate the partial payment of the Notes by requiring that we convert, or at our option, redeem in cash, up to an amount equal to 20% of the aggregate dollar trading volume of our common stock over the prior 20 trading day period. When we use common stock to make the acceleration payment, we shall deliver shares to the Investors an amount equal to the principal amount divided by the lower of the Conversion Price or a 10.0% discount to the volume weighted average price of our common stock for the five days preceding the payment date; provided that the discount will be reduced to 7.5% if the volume weighted average price for the 20 previous trading days is above $1.00 per share.

         COVENANTS

         The Notes contain a variety of obligations on our part not to engage in certain activities, which are typical for transactions of this type, as well as the following:

         o We will initially reserve out of our authorized and unissued common stock an aggregate of 34,078,554 shares for the conversion of the Notes and exercise of the Warrants; provided, however, that if and after our stockholders approve an increase in our authorized level of common stock from 110,000,000 shares to at least 150,000,000 shares, we will reserve a number of shares equal to 130% of the number of shares of common stock issuable upon conversion of the Notes and exercise of the Warrant.

         o We will not incur other indebtedness, except for certain permitted indebtedness.

         o We will not incur any liens, except for certain permitted liens.

         o We will not, directly or indirectly, redeem or repay all or any portion of any permitted indebtedness if at the time such payment is due or is made or, after giving effect to such payment, an event constituting, or that with the passage of time and without being cured would constitute, an event of default has occurred and is continuing.

         o We will not redeem, repurchase or pay any dividend or distribution on our capital stock without the consent of the Investors holding a majority of the aggregate outstanding principal of the Notes.



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         PARTICIPATION RIGHTS

         The holders of the Notes are entitled to receive any dividends paid or distributions made to the holders of our common stock on an "as if converted" to common stock basis.

         LIMITATIONS ON TRANSFER

         The Notes may be sold, assigned or transferred by the Investors without our consent but subject to certain customary limitations on transfer which are typical for transactions of this type.

         PURCHASE RIGHTS

         If we issue options, convertible securities, warrants or similar securities to holders of our common stock, each of the holders of the Notes shall have the right to acquire such securities as if it had converted its Note.

         Series L and Series M Warrants
         ------------------------------

         The Series L Warrants are immediately exercisable and, in the aggregate, entitle the holders thereof to purchase up to 17,065,623 shares of our common stock. The Series M Warrants become exercisable only upon a Mandatory Conversion, if any, and, in the aggregate, entitle the holders thereof to purchase up to 7,395,103 shares of our common stock. Both the Series L Warrants and the Series M Warrants have an initial exercise price of $0.5054 per share and expire on July 31, 2011.

         Similar to the Notes, the Warrants require payments to be made by us for failure to deliver the shares of common stock issuable upon exercise. The Warrants also contain similar limitations on exercise, including the limitation that the Investors may not own in excess of 4.99% of our outstanding shares of common stock (subject to an increase, at the option of the Investor, of up to 9.99%).

         ANTI-DILUTION PROTECTION

         The exercise price of the Warrants and the number of shares issuable upon exercise of the Warrants are subject to adjustments for stock splits, combinations or similar events. In addition, the exercise price of the Warrants is also subject to a "full ratchet" anti-dilution adjustment which, in the event that we issue or are deemed to have issued certain securities at a price lower than the then applicable exercise price, immediately reduces the exercise price of the Warrants to equal the price at which we issue or are deemed to have issued our common stock.

         FUNDAMENTAL TRANSACTIONS

         We may not enter into a transaction involving a change of control unless the successor entity assumes our obligations under the Warrants and the successor entity is a publicly traded corporation whose common stock is quoted on or listed on one of the exchanges specified in the Warrants. Upon the occurrence of a transaction involving a change of control, the holders of the Warrants will have the right, among others, to have the Warrants repurchased for a purchase price in cash equal to the Black Scholes value (as calculated pursuant to the Warrants) of the then unexercised portion of the Warrants.

         PURCHASE RIGHTS

         If we issue options, convertible securities, warrants, stock, or similar securities to holders of our common stock, each of the holders of the Warrants shall have the right to acquire the same as if it had exercised its Warrants.

         Registration Rights Agreement
         -----------------------------

         The Registration Rights Agreement requires us to file a registration statement (the "Registration Statement") for the resale of a number of shares of common stock (i) prior to the 90th day after stockholder approval for the increase in our authorized common stock, equal to 34,078,554 shares and (ii) from and after the 90th day after stockholder approval for the increase in our authorized common stock, equal to 130% of the sum of (a) the number of shares of common stock issued and issuable pursuant to the Warrants and (b) the number of shares of common stock issued and issuable upon conversion of the Notes. The Registration Statement must be filed within 30 days of the closing date, must be declared effective by the SEC within 120 days (or 90 days if there is not a full review of the Registration Statement by the SEC), and must remain effective and available for use until earlier of the date the Investors can sell all of the securities covered by the Registration Statement without restriction pursuant to SEC Rule 144(k) and the date all of such securities have been sold pursuant to the Registration Statement. If we fail to meet the deadlines for the filing or the effectiveness of the Registration Statement or, subject to certain "grace periods" of up to 20 consecutive days (but no more than 60 days in any 365-day period), if the Registration Statement is unavailable after it becomes effective, we are required to pay liquidated damages of 2% of the outstanding principal amount of the Notes on the date of such failure and on every 30th day thereafter until such failure is cured. The total penalties payable by us for our failure to meet these filing and effectiveness requirements are capped at 12.5%. The Registration Rights Agreement provides for customary indemnification for us and the Investors.

         The Securities Purchase Agreement, a form of Note, a form of Series L Warrant, a Form of Series M Warrant and the Registration Rights Agreement are attached as Exhibits 10.1, 10.2, 10.3, 10.4 and 10.5, respectively, to our Current Report on Form 8-K filed with the SEC on July 31, 2006. The above descriptions are qualified by reference to the complete text of the documents and agreements described. However, those documents and agreements, including without limitation the representations and warranties contained in those documents, are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in our reports under the Securities Exchange Act of 1934, as amended.

PAYOFF OF LOAN AND SECURITY AGREEMENT

         As disclosed in our Current Report on Form 8-K filed with the SEC on May 4, 2006, on April 28, 2006, we entered into a senior Loan and Security Agreement (the "Loan Agreement") with Bridge Bank National Association and Agility Capital, LLC (collectively, the "Lenders"). The Agreement was amended by a First Amendment to Loan and Security Agreement, which was also entered into on April 28, 2006, that, among other things, added our wholly-owned subsidiary, Raptor Networks Technology, Inc., a California corporation (the "Subsidiary"), as an additional borrower. Effective as of July 27, 2006, we, our Subsidiary and the Lenders entered into a Payoff Agreement setting forth the terms by which our and our Subsidiary's obligations under the Loan Agreement could be paid in full. On July 31, 2006, we paid the Lenders an aggregate amount of $870,315.80 (consisting of principal, accrued and unpaid interest and a success fee) in accordance with the terms of the Payoff Agreement, at which time our and our Subsidiary's obligations under the Loan Agreement were satisfied in full and all security interests held by the Lenders were released.

         The Payoff Agreement is attached as Exhibit 10.6 to our Current Report on Form 8-K filed with the SEC on July 31, 2006. The above descriptions are qualified by reference to the complete text of the Payoff Agreement. However, the Payoff Agreement, including without limitation the representations and warranties contained in the Payoff Agreement, is not intended as a document for investors and the public to obtain factual information about the current state of affairs of the parties to the Payoff Agreement. Rather, investors and the public should look to other disclosures contained in our reports under the Securities Exchange Act of 1934, as amended.

RISK FACTORS
------------

         The Risk Factors section is updated to include the following new and updated risk factors:

SHARES OF OUR COMMON STOCK ELIGIBLE, OR TO BECOME ELIGIBLE, FOR PUBLIC SALE COULD ADVERSELY AFFECT OUR STOCK PRICE AND MAKE IT DIFFICULT FOR US TO RAISE ADDITIONAL CAPITAL THROUGH SALES OF EQUITY SECURITIES.

         We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of common stock for sale will have on the market price prevailing from time to time. Sales of shares of our common stock in the public market, or the perception that sales could occur as a result of an increased amount of our stock eligible for resale, could adversely affect the market price of our common stock. Any adverse effect on the market price of our common stock could make it difficult for us to raise additional capital through sales of equity securities at a time and at a price that we deem appropriate.

THE CONVERSION OF CONVERTIBLE SECURITIES AND THE EXERCISE OF OUTSTANDING OPTIONS AND WARRANTS TO PURCHASE OUR COMMON STOCK COULD SUBSTANTIALLY DILUTE YOUR INVESTMENT, IMPEDE OUR ABILITY TO OBTAIN ADDITIONAL FINANCING, AND CAUSE US TO INCUR ADDITIONAL EXPENSES.

         Under the terms of existing notes convertible into our common stock, warrants to purchase our common stock, noncompensatory options to acquire our common stock, and other outstanding options to acquire our common stock issued to employees and others, the holders thereof are given an opportunity to profit from a rise in the market price of our common stock that, upon the exercise of such warrants and/or options or conversion of such notes, could result in dilution in the interests of our other shareholders. The terms on which we may obtain additional financing may be adversely affected by the existence and potentially dilutive impact of such convertible notes, options and warrants. In addition, holders of certain convertible notes, options and warrants have registration rights with respect to the common stock underlying such convertible notes, options and warrants, the registration of which will cause us to incur a substantial expense.

IF WE ARE UNABLE TO RAISE CAPITAL IN THE FUTURE, WE MAY BE UNABLE TO FUND OPERATING CASH SHORTFALLS.

         Our future capital requirements will depend upon many factors, including sales and marketing efforts, the development of new products and services, possible future strategic acquisitions, the progress of our research and development efforts, and the status of competitive products and services.

         Historically we have not been able to generate sufficient cash from our operating activities and have relied upon cash from financing activities to fund most of the cash requirements of our operating and investing activities. To the extent we are in need of any additional financing, it may not be available to us on acceptable terms, or at all. Our inability to obtain any needed financing could result in a significant loss of ownership and/or control of our proprietary technology and other important assets and could also hinder our ability to fund our continued operations and our product development efforts that historically have contributed significantly to our competitiveness.

         Any financing may cause significant dilution to existing stockholders. Our July 31, 2006 debt financing through the issuance of Notes subjects us to financial and other covenants that restrict our flexibility, including for example, restrictions on our ability to conduct future securities offering, incur debt, and pay dividends on our common stock.

THE VOTING POWER OF YOUR INVESTMENT AND OUR EARNINGS PER SHARE WOULD BE SUBSTANTIALLY DILUTED IF ALL OR A SIGNIFICANT PORTION OF OUR CONVERTIBLE NOTES, WARRANTS OR OPTIONS WERE CONVERTED INTO SHARES OF OUR COMMON STOCK.

         If the aggregate number of shares of common stock underlying our convertible notes, warrants or options (including the Notes or Warrants) had been issued and outstanding as of this date, substantial dilution of the voting power of your investment and of our earnings per share would occur.

THE MARKET PRICE OF OUR COMMON STOCK AND THE VALUE OF YOUR INVESTMENT COULD SUBSTANTIALLY DECLINE IF THE REMAINING BALANCE OF THE NOTES AND THE WARRANTS WERE CONVERTED INTO SHARES OF OUR COMMON STOCK AND RESOLD INTO THE MARKET, OR IF A PERCEPTION EXISTS THAT A SUBSTANTIAL NUMBER OF SHARES WILL BE ISSUED UPON CONVERSION OF THE NOTES AND/OR THE WARRANTS AND THEN RESOLD INTO THE MARKET.

         If the conversion prices at which the balances of the Notes and/or Warrants are converted are lower than the price at which you made your investment, immediate dilution of the value of your investment will occur. In addition, sales of a substantial number of shares of common stock issued upon conversion of the Notes and Warrants, or even the perception that such sales could occur, could adversely affect the market price of our common stock, which would mean that the Notes and Warrants would be convertible into an increased number of shares of our common stock in cases where, as described elsewhere in these risk factors, the conversion price is based upon a discount from the closing price of our common stock. You could, therefore, experience a substantial decline in the value of your investment as a result of both the actual and potential conversion of the remaining balance on the Notes and/or Warrants.

THE VOTING POWER AND VALUE OF YOUR INVESTMENT COULD DECLINE IF THE NOTES AND/OR WARRANTS ARE CONVERTED AT A REDUCED PRICE DUE TO OUR ISSUANCE OF LOWER-PRICED SHARES OR MARKET DECLINES WHICH TRIGGER RIGHTS OF THE HOLDERS OF OUR NOTES TO RECEIVE ADDITIONAL SHARES OF OUR STOCK.

         The initial conversion price of the Notes is subject to market-price protection that will cause the conversion price of the Notes to be reduced in the event of a downward fluctuation in the market price of our common stock. In addition, the initial conversion price of the Notes and the initial exercise price of the Warrants will be subject to downward anti-dilution adjustments in most cases, form time to time, where we issue securities at a purchase, exercise or conversion price that is less than the then-applicable conversion price of the Notes or exercise price of the Warrants. Consequently, the voting power and value of your investment in each such event would decline if the Notes or Warrants are converted or exercised for shares of our common stock at the new lower price as a result of such declining market-price or below conversion price sales of our securities.

         The market-price protection feature of the Notes could also allow the Notes to become convertible into a greatly increased number of additional shares of our common stock, particularly if a holder of the Notes sequentially converts portions of the Notes into shares of our common stock at alternate conversion prices and resells those shares into the market. If a holder of the Notes sequentially converts portions of the Notes into shares of our common stock at alternate conversion prices and resells those shares into the market, then the market price of our common stock could decline due to the additional shares available in the market, particularly in light of the relatively thin trading volume of our common stock. Consequently, if a holder of the Notes repeatedly converts portions of the Notes at alternate conversion prices and then resells those underlying shares into the market, a continuous downward spiral of the market price of our common stock could occur that would benefit a holder of the Notes at the expense of other existing or potential holders of our common stock, potentially creating a divergence of interests between a holder of the Notes and investors who purchase the shares of common stock resold by a holder of the Notes following conversion of the Notes.

CONVERSIONS OF THE NOTES AT DRAMATICALLY REDUCED CONVERSION PRICES COULD RESULT IN A CHANGE OF CONTROL OF OUR COMPANY.

         A change of control of our company could occur if, as discussed elsewhere in these risk factors, conversions of the Notes occur at dramatically reduced conversion prices, such as if a holder of the Notes sequentially converts portions of the Notes at alternate conversion prices into shares of our common stock and resells those shares into the market. If a change of control occurs, then the stockholders who historically have controlled our company would no longer have the ability to exert significant control over matters that could include the election of directors, changes in the size and composition of the board of directors, and mergers and other business combinations involving our company. Instead, one or more other stockholders could gain the ability to exert this type of control and may also, through control of the board of directors and voting power, be able to control certain decisions, including decisions regarding the qualification and appointment of officers, dividend policy, access to capital (including borrowing from third-party lenders and the issuance of additional equity securities), and the acquisition or disposition of our assets.

IF WE ARE UNSUCCESSFUL IN MAINTAINING COMPLIANCE WITH OR MODIFYING OUR REGISTRATION OBLIGATIONS WITH REGARD TO THE NOTES AND RELATED WARRANTS, WE MAY INCUR SUBSTANTIAL MONETARY PENALTIES.

         The agreements we entered into in connection with our issuance of the Notes require us to, among other things, register for resale the shares of common stock issued or issuable under the Notes and the Warrants and maintain the effectiveness of the registration statement for an extended period of time. If we are unable to timely file or have the registration statement declared effective by the SEC or maintain effectiveness of the required registration statement, or to modify our registration obligations, then we may be required to pay additional liquidated damages, which would adversely affect our business, operating results, financial condition, and ability to service our other indebtedness by adversely affecting our cash flows.

                      (end of prospectus supplement no. 1)